UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

             Information Statement Pursuant to Rules 13d-1 and 13d-2
                    Under the Securities Exchange Act of 1934

                               (Amendment No. __)

                            Metrika Systems Corporation
                      -------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
          ------------------------------------------------------------
                         (Title of Class of Securities)

                                   59159M 10 6
                               ------------------
                                 (CUSIP Number)
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        CUSIP NO. 59159M 10 6          13G             Page 2 of 6 Pages


                NAME OF REPORTING PERSON
         1      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Thermo Electron Corporation
                IRS No. 04-2209186


         2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [   ]
                                                                 (b) [ x ]

         3      SEC USE ONLY



         4      CITIZENSHIP OR PLACE OF ORGANIZATION

                State of Delaware

                  5 SOLE VOTING POWER
    NUMBER OF
                    5,000,000 shares
      SHARES      6 SHARED VOTING POWER

   BENEFICIALLY     0
                  7 SOLE DISPOSITIVE POWER
     OWNED BY
                    5,000,000 shares
        EACH
                  8 SHARED DISPOSITIVE POWER
     REPORTING
                    0
    PERSON WITH
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        CUSIP NO. 59159M 10 6          13G             Page 3 of 6 Pages


         9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                5,000,000 shares

        10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
                CERTAIN SHARES*

                                                                    [   ]
        11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                60.5%
        12      TYPE OF REPORTING PERSON *

                CO
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        CUSIP NO. 59159M 10 6          13G             Page 4 of 6 Pages


   Item 1(a).  Name of Issuer.

        This Schedule 13G relates to Metrika Systems Corporation (the
   "Issuer").

   Item 1(b).  Address of Issuer's Principal Executive Offices.

        The Issuer's principal executive offices are located at 5788 Pacific Center Boulevard, San Diego, California 92121.

   Item 2(a).  Name of Person Filing.

        This Schedule 13G is being filed by Thermo Electron Corporation (the "Reporting Person") to reflect the Reporting Person's holdings of the Issuer's Shares. The Reporting Person holds the Shares of the Issuer that are the subject of this filing through one or more controlled subsidiaries. As of the date of this filing, 5,000,000 shares were held by Thermo Instrument Systems Inc., a majority-owned subsidiary of the Reporting Person.

   Item 2(b).  Address of Principal Business Office.

        The principal business address and principal office address of the Reporting Person is 81 Wyman Street, Waltham, Massachusetts 02254-9046.

   Item 2(c).  Citizenship.

        The Reporting Person is a Delaware corporation.

   Item 2(d).  Title of Class of Securities.

        This Schedule 13G relates to the common stock, par value $0.01 per share (the "Common Stock"), of the Issuer.

   Item 2(e).  CUSIP Number.

        The CUSIP number of the Common Stock is 59159M 10 6.

   Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

        (a) [  ] Broker or dealer registered under Section 15 of the Act;

        (b) [  ] Bank as defined in Section 3(a)(6) of the Act;

        (c) [  ] Insurance Company as defined in Section 3(a)(19) of the Act;

        (d) [ ] Investment Company registered under Section 8 of the Investment Company Act;

        (e) [ ] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940;
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        CUSIP NO. 59159M 10 6          13G             Page 5 of 6 Pages


        (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 13d-1(b)(1)(ii)(F);

        (g) [  ] Parent Holding Company, in accordance with Rule
   13d-1(b)(ii)(G); see Item 7; or

        (h) [  ] Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

        Not applicable.

   Item 4.  Ownership.

        (a)  Amount beneficially owned by the Reporting Person:

             5,000,000 shares

        (b)  Percent of class owned by the Reporting Person:  60.5%

        (c)  Number of shares as to which the Reporting Person has:
             (i)   Sole power to vote or to direct the vote:  5,000,000 shares
             (ii)  Shared power to vote or to direct the vote: 0
             (iii) Sole power to dispose or to direct the disposition of:
                   5,000,000 shares
             (iv)  Shared power to dispose or to direct the disposition of: 0

   Item 5.  Ownership of Five Percent of Less of a Class.

        Not applicable.

   Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

        Not applicable.

   Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

        Not applicable.

   Item 8.  Identification and Classification of Members of the Group.

        Not applicable.

   Item 9.  Notice of Dissolution of Group.

        Not applicable.

   Item 10.  Certification.

        Not applicable.
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        CUSIP NO. 59159M 10 6          13G             Page 6 of 6 Pages





   Signature

        After reasonable inquiry and to the best of its knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

   Date: February 12, 1998            THERMO ELECTRON CORPORATION


                                      By:  /s/Melissa F. Riordan
                                           ---------------------------
                                           Melissa F. Riordan
                                           Treasurer
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